1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
LSALKIN@MORGANLEWIS.COM

December 20, 2013

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and
    811-07102)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 25, 2013, regarding the Trust's post-effective amendment No. 158, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 160, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on October 11, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Champlain All Cap Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm that the Fund will not charge any fees that would be disclosed in the Form N-1A "Shareholder Fees" table.

     RESPONSE. The Fund does not currently charge any fees that are required to be disclosed in the Form N-1A "Shareholder Fees" table.

2. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to




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     exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

3. COMMENT. In the "Principal Risks" section, please delete the sentence that reads: "A Fund share is not a bank deposit and it is not insured or guaranteed by the FDIC or any government agency" if the Fund is not advised by or sold through a bank.

     RESPONSE. We respectfully decline to make the requested change because the Fund may be sold through one or more financial intermediaries that are banks or affiliates of banks. In a Letter to Registrants from Barbara J. Green, Deputy Director, Division of Investment Management, SEC (May 13,
     1993), the SEC Staff expressed the view that the disclosure should be included in the prospectuses of any bank sold mutual funds, and not only in the prospectuses of mutual funds sold exclusively by or through banks.

4. COMMENT. In the "Portfolio Managers" section, please specify the inception date of the Fund.

     RESPONSE. The requested changes have been made.

5. COMMENT. Please include a discussion of the Fund's "Principal Investment Strategies" and "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Fund's prospectus, information relating to the Fund's principal investment strategies and risks has been included in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9 of Form N-1A.

6. COMMENT. In the "Investment Adviser" section, please describe the Adviser's experience as an investment adviser.

     RESPONSE. The following sentence has been added to the section:

          The Adviser is a Delaware limited liability company formed in 2004 that is 100% employee owned and offers investment management services for institutions and retail clients.



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7.   COMMENT. In the "Investment Adviser" section, please provide the period covered by the annual or semi-annual report that will discuss the basis for the Board's approval of the Fund's investment advisory agreement.

     RESPONSE. The requested change will be made in a subsequent post-effective amendment to the Trust's registration statement, once the information is available.

8. COMMENT. Please confirm supplementally that for purposes of calculating the Fund's NAV, the fair values as determined in good faith by or under the direction of the Board for derivatives for which market quotations are not readily available will be the fair market values, as opposed to notional values, of such derivatives.

     RESPONSE. For purposes of calculating the Fund's NAV, the fair values as determined in good faith by or under the direction of the Board for derivatives for which market quotations are not readily available will be the fair market values, as opposed to notional values, of such derivatives.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

9. COMMENT. Please confirm supplementally that the Trust, on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" in accordance with CFTC Rule 4.5.

     RESPONSE. The Trust, on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" in accordance with CFTC Rule 4.5.

10. COMMENT. Under the "Futures and Options on Futures" heading in the "Description of Permitted Investments and Risk Factors" section, please state that if the Fund maintains a segregated account to cover a futures position, the Fund will segregate assets equal to the notional amount of the futures contract.

     RESPONSE. The Fund evaluates its derivative positions (including investments in futures contracts) for purposes of asset segregation based on the nature of the Fund's obligation under each distinct type of derivative instrument in a manner the Fund believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the SEC Staff. For example, with respect to futures contracts that are not legally required to "cash settle," the Fund may cover the open position by setting aside or "earmarking" liquid assets in an amount equal to the market value of the futures contract or otherwise "cover" its obligation. With respect to futures that are required to "cash settle," however, the Fund may set aside or "earmark" liquid assets in an amount equal to the Fund's daily marked-to-market (net) obligation, if any, rather than the market value of the futures contract.

11. COMMENT. In the "Investment Limitations" section, please provide any Fund policy governing the purchase or sale of real estate.




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     RESPONSE. The following non-fundamental policy has been added to the section:

     The Fund may not purchase or sell real estate or real estate limited partnership interests, except that the Fund may purchase marketable securities issued by companies which own or invest in real estate (including real estate investment trusts).

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin



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